Quarterly Review – June 30, 2010

FMI Funds 100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Focus Fund

Investment Objective Seeks capital appreciation through investments in stocks of companies of all sizes, including small- to mid-capitalization U.S. companies.

Manager - The FMI Focus Fund (the "Fund")  is advised by Fiduciary Management, Inc. of Milwaukee and sub-advised by Broadview Advisors, LLC.  Both firms are 100% employee owned.

Investment Professionals - Richard E. Lane, CFA and the investment research team at Broadview Advisors are primarily responsible for the day-to-day management of the Fund.

Strategy - The Fund invests in stocks of companies of all sizes, but primarily invests in small- to mid-capitalization (i.e., less than $5.0 billion of market capitalization) companies, which have substantial capital appreciation potential.  Many of these companies have little or no following by the major stock brokerage firms.  We look for stocks of businesses that are selling at what we believe are substantial discounts to prices that accurately reflect their future earnings prospects.  The Fund takes a "focused" approach to investing, meaning the Fund conducts extensive research (i.e. focuses) on each prospective investment before purchasing.

Fund Information
Inception Date	12/16/96
Net Assets	$406.6 million
Net Asset Value	$23.42
Expense Ratio	1.31%
Ticker	FMIOX

Top Ten Holdings
Kennametal Inc.	2.9%
Molex Inc. (Cl A)	2.8%
Kinder Morgan Energy Partners	2.1%
Reinsurance Group of America Inc.	2.1%
HealthSouth Corp.	2.0%
Celanese Corp.	1.9%
Sapient Corp.	1.9%
PartnerRe Ltd.	1.9%
Hexcel Corp.	1.8%
Altera Corp.	1.8%

Portfolio Characteristics
P/E ratio (trailing one year)	16.8x
P/E ratio (forward 4 quarters)	18.1x
P/S ratio	1.3x
P/B ratio	2.2x
EV/EBITDA ratio	9.1x
Number of holdings	74

Top Ten Sectors

Performance	Q2 2010	One Year	Three Years	Five Years	Ten Years	Since Inception
Fund	-9.51%	29.27%	-3.80%	4.09%	3.49%	15.15%
Russell 2000 Index1	-9.92%	21.48%	-8.60%	0.37%	3.00%	5.54%
Russell 2000 Growth Index2	-9.22%	17.96%	-7.54%	1.14%	-1.72%	2.72%

Note:  Returns for periods longer than one year are annualized.  Inception of the Fund was 12/16/96.  Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary – An oil spill, slowing Chinese economy, European austerity programs and potential US tax hikes next year have contributed to negative psychology which came to bear on the market recovery.  Clearly, we have plenty to worry about, yet, stock valuations are attractive.  Balance sheets are strong with record amounts of cash as corporate America responded remarkably to the downturn by right-sizing expenses to the current economic situation.  A return to prosperity is not going to happen quickly, but we believe the attendant volatility will create good opportunities to find good businesses at attractive prices.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted.  Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1	The Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index which comprises the 3,000 largest U.S. companies based on total market capitalization.
2	The Russell 2000 Growth Index measures the performance of those Russell 2000 companies with higher price-to-book ratios and higher forecasted growth values.

Quarterly Review – June 30, 2010

FMI Funds 100 East Wisconsin Avenue, Suite 2200 Milwaukee, Wisconsin 53202 800.811.5311 www.fmifunds.com	FMI Large Cap Fund

Investment Objective The Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks.

Manager - The FMI Large Cap Fund (the "Fund") is managed by Fiduciary Management, Inc. ("FMI") of Milwaukee, Wisconsin.  FMI, founded in 1980, manages approximately $8.2 billion for registered investment advisors, domestic and international institutions, and mutual funds.  FMI is 100% employee owned.

Investment Professionals – All investment ideas are generated by the research team and managed by FMI’s Portfolio Management Committee.

Strategy - The Fund buys good businesses at value prices.  Some of the characteristics of good businesses may include high recurring revenue and attractive returns-on-invested capital.  A strong orientation to low absolute or relative valuation is key to the execution of the investment strategy.  The FMI Large Cap Fund holds approximately 20-30 stocks, with most major industry groups represented.  It is a non-diversified investment company; please see the prospectus for further details.  Many studies show the benefits of diversification drop dramatically after ten stocks; nevertheless, we still expect the Fund to be somewhat more volatile than a typical large cap value fund.

Fund Information
Inception Date	12/31/01
Net Assets	$2,685.2 million
Net Asset Value	$13.40
Expense Ratio	0.98%
Ticker	FMIHX

Top Ten Holdings
Berkshire Hathaway (CL B)	5.6%
3M Co.	5.3%
Nestle S.A. ADR	5.2%
Bank of New York Mellon Corp.	4.8%
Wal-Mart Stores, Inc.	4.8%
Accenture PLC	4.5%
Sysco Corp.	4.4%
Automatic Data Processing, Inc.	4.3%
Tyco International Ltd.	4.1%
Diageo PLC ADR	4.1%

Portfolio Valuations
P/E ratio (trailing one year)	15.2x
P/E ratio (forward 4 quarters)	14.3x
P/S ratio	1.4x
P/B ratio	3.1x
EV/EBITDA	9.2x
Number of holdings	25

Top Ten Sectors

Performance	Q2 2010	One Year	Three Years	Five Years	Since Inception
Fund	-10.31%	16.96%	-4.68%	3.27%	5.41%
S&P 5001	-11.43%	14.43%	-9.81%	-0.79%	0.68%

Note:  Returns for periods longer than one year are annualized.  Inception of the Fund was 12/31/01.  Returns may not match those reported by other sources such as Morningstar due to slight valuation differences at the end of the reporting period.

Manager Commentary - Volatility and worry returned to the market in the second quarter. The portfolios lost 10.31% compared to a loss of 11.43% versus the Standard & Poor’s 500 Index in the June quarter. Producer Manufacturing, Technology Services and the Consumer Non-durables sectors all helped relative performance, while Energy, Commercial Services and Health Technology detracted.  BP (sold June 1) was the biggest decliner, while AmerisourceBergen advanced nicely in the quarter.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost.  Current performance since the above time period may be higher or lower than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Family of Funds, including fees and expenses, call 1-800-811-5311 for a free prospectus (also available from www.fmifunds.com). Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses before investing or sending money. The prospectus contains this and more information. Please read the prospectus carefully before investing.

1
The S & P’s 500 Index consists of 500 selected common stocks, most of which are listed on the New York Stock Exchange.  The S &  P’s Ratings Group designates the stocks to be included in the Index on a statistical basis.  A particular stock’s weighting in the Index is based on its relative total market value (i.e., its market price per share times the number of shares outstanding).  Stocks may be added or deleted from the Index from time to time.